

13013548

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67019 68010

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___JANUARY 1, 2012___ AND ENDING___DECEMBER 31, 2012___ X
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WORDEN CAPITAL MANAGEMENT LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**1981 Marcus Avenue, Suite 240
Lake Success, NY 11042**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender   **646.290.7248**
                                                    (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Depietto CPA PC
                                    (Name - *if individual, state last, first, middle name*)

1981 Marcus Ave, Suite C114 Lake Success   NY   11042
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant

FOR OFFICIAL USE ONLY

must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, **Jamie Worden**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Worden Capital Management LLC** as of **DECEMBER 31, 2012,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

_____
Signature

Member, CEO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__*

WORDEN CAPITAL MANAGEMENT LLC

STATEMENT OF FINANCIAL CONDITION

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2012

DePietto CPA PC
ACCOUNTANTS & ADVISORS

WORDEN MANAGEMENT CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

Contents

DePietto CPA PC
ACCOUNTANTS & ADVISORS

DePietto CPA PC
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Worden Capital Management LLC

We have audited the accompanying statement of financial condition of Worden Capital Management LLC (the "Company"), as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of this statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Worden Capital Management, LLC at December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

DePietto CPA PC
Lake Success, New York
February 22, 2013

1981 Marcus Avenue/Suite C114, Lake Success, NY 11042
516.326.9200 telephone   516.326.1100 fax

WORDEN CAPITAL MANAGEMENT LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

Assets

Cash	$	332,451
Deposits with clearing broker		25,000
Receivables from clearing broker		103,883
Prepaid expenses		29,494
Fixed assets, at cost		
less accumulated depreciation of $25,194		23,352
Security deposits		12,840
Intangible assets, at cost less		
accumulated amortization of $1,760		440
Total assets	$	527,460

Liabilities and member equity

Liabilities:

Accounts payable	$	51,797
Other current liabilities		4,817
Total liabilities		56,614
Member equity		470,846
Total liabilities and member equity	$	527,460

The accompanying notes are an integral part of these financial statements.

WORDEN CAPITAL MANAGEMENT LLC
Notes to Statement of Financial Condition
December 31, 2012

NOTE 1:   **Organization and Nature of Business**

Worden Capital Management LLC (The "Company") is a limited liability company registered in the State of New York. The Company is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and accordingly, is exempt from the remaining provisions of that rule. The Company clears all U.S. transactions on a fully disclosed basis through COR Clearing, an independent clearing firm. The Company does not hold customer funds or safe keep customer securities.

NOTE 2:   **Prior Period Adjustments**

The Company recorded an adjustment of $131 to the beginning balance of member's equity as of January 1, 2012 related to a depreciation expense not recorded during the year ended December 31, 2011.

NOTE 3:   **Summary of Significant Accounting Policies**

a)   **Cash and Cash Equivalents**

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. The Company's cash is held by major financial institutions. At times, such amount may exceed the Federal Deposit Insurance Corporation ("FDIC") limit. At December 31, 2012, the Company's cash exceeded the limit by $82,451. At December 31, 2012 the Company did not have any cash equivalents.

b)   **Income Taxes**

The company operates as a single member limited liability company for tax purposes. All income and losses are reported by the sole member on the entities tax return. Therefore, all income taxes are the responsibility of the sole member.

WORDEN CAPITAL MANAGEMENT LLC
Notes to Statement of Financial Condition
December 31, 2012

NOTE 3:   **Summary of Significant Accounting Policies(cont.)**

b)   **Income Taxes(cont.)**

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2012, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

c)   **Fixed Assets**

Fixed assets are stated at cost, net of accumulated depreciation. Furniture and equipment are depreciated on a straight-line basis using their estimated useful lives.

Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

d)   **Significant Credit Risk**

The responsibility for processing customer activity rests with the Company's clearing firm, COR Clearing ("COR"). The Company's clearing and execution agreement provides that COR's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, COR records customer transactions on a trade date basis. COR is therefore exposed to risk of loss on these transactions   in the event of the   customer's inability to meet the terms of its contracts, in which case COR may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by COR is charged back to the Company.

The Company, in conjunction with COR, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. COR establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to make estimates and assumptions that

WORDEN CAPITAL MANAGEMENT LLC
Notes to Statement of Financial Condition
December 31, 2012

NOTE 3:   **Summary of Significant Accounting Policies(cont.)**

d)   **Significant Credit Risk(cont.)**

affect certain reported amounts and disclosures. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

e)   **Receivables from Clearing Broker**

Receivables from clearing broker on the statement of financial condition consist of commissions earned by the Company that are held with the clearing broker.

f)   **Revenues**

The Company earns commission revenue from effecting trades in U.S. and non U.S. equity securities.   Commissions and related clearing expenses are recorded on a trade date basis as security transactions occur.

The Company earns revenue by charging an account maintenance fee.

NOTE 4:   **Financial Instruments**

The Company's financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1:   Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2:   Valuation inputs are quoted prices for identical assets or for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs

WORDEN CAPITAL MANAGEMENT LLC
Notes to Statement of Financial Condition
December 31, 2012

NOTE 4:   **Financial Instruments(cont.)**

   Fair Value Hierarchy(cont.)

	directly or indirectly related to the asset or liability being measured;
Level 3:	Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2012, the Company did not own any financial assets or liabilities other than cash and cash equivalents and other assets and liabilities with short and intermediate term maturities and defined settlement amounts. The carrying amounts of cash and other assets and liabilities with defined settlement amounts are reported at their contractual amounts, which approximates fair value.

NOTE 5:   **Minimum Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires broker dealers to maintain minimum net capital. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 for ongoing concerns. As per page 13 and 14, the company's current requirement is $5,000. At December 31, 2012, the Company had a net capital of $400,071 which was $395,071 in excess of its required net capital of $5,000. The Company's net capital ratio was .1415 to 1.

NOTE 6:   **Reserve Requirement Computation**

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(ii). Therefore, they are not required to compute 15c3-3 Reserve Requirements.

NOTE 7:   **Possession and Control Requirements**

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(ii). Therefore, they are not subject to Possession or Control Requirements under SEC Rule 15c3-3.

WORDEN CAPITAL MANAGEMENT LLC
Notes to Statement of Financial Condition
December 31, 2012

NOTE 8:   **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in arranging for the buying and selling of securities for a diverse group of investors. The Company's transactions are executed on behalf of customers and introduced to a clearing broker for a split of the commissions earned.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy its obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The Company seeks to control the aforementioned risks by monitoring all transactions entered into on a daily basis and insuring that no incorrect trades are recorded.

NOTE 9:   **Disclosure of Statement of Financial Condition**

A statement indicating that the Statement of Financial Condition for the most recent annual audit report of the broker or dealer pursuant to sec. 240.17a-5 is available for examination at the principal office of the broker or dealer and the regional or district office of the Securities & Exchange Commission for the region or district in which the broker or dealer has its principal place of business.

NOTE 10:   **Exemption Provisions**

The Company has elected an exemption from Rule 15c3-3 based on section(2)(ii), which states "All customer transactions be cleared through another broker-dealer on a fully disclosed basis." The clearing company being used is COR Clearing.

NOTE 11:   **Commitment and Contingencies**

The Company is obligated under the terms of a lease for the period May 1, 2012 through June 30, 2017. The following are the future payments:

Year	Rent expense
2013	$ 79,118
2014	$ 81,887
2015-2017	$ 263,261
Total	$ 424,266

The rent expense for the year ended December 31, 2012 was $84,753.

WORDEN CAPITAL MANAGEMENT LLC
Notes to Statement of Financial Condition
December 31, 2012

NOTE 11:   **Commitment and Contingencies (cont.)**

Broker Indemnification

The Company applies the provisions of ASC 460, *Guarantees,* which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify COR for losses that it may sustain without limit from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions. At December 31, 2012, no amounts were recorded under such agreement as no loss exists.

NOTE 12:   **Deposit with Clearing Broker**

The Company maintains cash deposited with COR Clearing pursuant to fully disclosed clearing agreement ("Clearing Agreement") entered into on February 25, 2009, which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. At December 31, 2012, the Company had $25,000 deposited with COR Clearing. The deposit does not represent an ownership interest in COR Clearing.

NOTE 13:   **Subsequent Events**

We have evaluated all events or transactions that occurred from December 31, 2012 through February 22, 2013 the date our financial statements were available to be issued.